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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                           (Name of Subject Company)

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                      (Name of Person(s) Filing Statement)

                   COMMON STOCK, par value HK $0.10 per share
            AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN SHARES
                         (Title of Class of Securities)

                           Common Stock (763991-02-3)
                     American Depositary Shares (04516X106)
                    ((CUSIP) Number of Class of Securities)

                                CATHERINE CHANG
                                GENERAL COUNSEL
                          17th Floor, The Lee Gardens
                                33 Hysan Avenue
                                  Causeway Bay
                                   Hong Kong
                                 +852 2500 0888
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                with a copy to:

                                Mark S. Bergman
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                                  Alder Castle
                                10 Noble Street
                                     London
                                    EC2V 7JU
                                +44 207 367 1601

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|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


NOTICE

This announcement is for informational purposes only and does not constitute an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Share Proposal, the Option Proposal or otherwise. This announcement also does not constitute a Solicitation/Recommendation Statement under the rules and regulations of the SEC. The Possible MGO Offers, if and when made, would be made solely by means of a Possible MGO Share Offer disclosure document and the forms of acceptance accompanying such disclosure document, which will contain the full terms and conditions of the Possible MGO Offers, including details of how the Possible MGO Offers may be accepted. Those documents will be made available by the Offeror to all Scheme Shareholders, Option Holders and ADS Holders at no cost to them. In addition, Scheme Shareholders, Option Holders and ADS Holders would be able to obtain a free copy of those documents (if and when they become available) at the website maintained by the SEC (http://www.sec.gov). If and when the Possible MGO Offers are made, the Offeror would file with the SEC the documents required under the U.S. Securities Exchange Act of 1934. Scheme Shareholders, Option Holders and ADS Holders are advised and urged to read these documents if and when they become available because they would contain important information.


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ITEM 9.   EXHIBITS

    EXHIBIT
    NUMBER                                 DESCRIPTION
    -------       ----------------------------------------------------------
     99.1 Announcement issued by Asia Satellite Telecommunications Holdings Limited (the "Company") on February 21, 2007, regarding the appointment of an independent financial advisor in relation to a proposed privatization of the Company by Modernday Limited.